ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

November 27, 2024

Edward B. Baer T +1 415 315 6328 edward.baer@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Aaron Brodsky

Re:	BondBloxx ETF Trust (the “Registrant”)

File Nos. 333-258986 and 811-23731

Dear Mr. Brodsky:

This letter is being filed to respond to the additional comments received from you on November 25, 2024 regarding the staff of the Securities and Exchange Commission’s (the “SEC”) review of Post-Effective Amendment No. 47 to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) filed with the SEC on September 12, 2024, the Registrant’s initial response letter dated November 19, 2024 (“Initial Letter”) and the Registrant’s second response letter dated November 25, 2024 (“Second Letter”). The staff’s comments are summarized in bold to the best of our understanding, followed by the Registrant’s responses. The Registrant’s responses will be reflected, to the extent applicable, in Post-Effective Amendment No. 52 to the Registration Statement, which the Registrant expects to be filed on or about November 27, 2024. Capitalized terms not defined in this letter have the meanings assigned to them in the Registration Statement.

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1.	Response to Comment #4 from the Initial Letter does not explain how the fund complies with 35d-1 requirements that the Fund invest 80% of its net assets in private credit CLOs. In particular, the Fund’s definition of private credit CLOs contemplates that a “majority” (i.e., not necessarily 80%) of each such CLO would consist of private credit loans. Please revise definition of “private credit CLO” or otherwise explain how comply with 35d-1.

The Registrant refers the SEC to the Registrant’s response to Comment #7 from the Initial Letter and further clarifies that Bloomberg and Intex, the two vendors the Adviser and Sub-Adviser intend to use to base their determinations about which CLOs to invest in, rely on rating agencies, dealers, CLO managers and other relevant industry participants to create the designations that the Fund uses in determining if a loan is issued to a private company, using a range of information such as the underlying collateral for the loan and other characteristics of the loan. Bloomberg and Intex classify CLOs as private credit/middle market CLOs or broadly syndicated CLOs, and the Fund intends to invest at least 80% of its assets in private credit or middle market CLOs relying on those classifications.

The Registrant will revise the above-mentioned disclosure as marked below:

The Fund is a newly-organized, actively managed exchange-traded fund (“ETF”) that does not seek to replicate the performance of a specified index. The Fund invests, under normal circumstances, at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in private credit collateralized loan obligations (“CLOs”)~~, which are CLOs in which at the majority of each such CLO consists of a pool of loans to private companies (“private credit CLOs,” also commonly known as “middle market CLOs”)~~. A CLO is a type of asset backed security supported by interest and principal payments generated from a pool of loans, which may include, among others, U.S. and non-U.S. senior secured loans and subordinated corporate loans and privately placed loans. The term “private credit” refers to lending activity that occurs outside of the broadly-syndicated markets where banks and other traditional lenders place an issuer’s debt obligations across a wide range of investors. For purposes of the Fund’s 80% policy, the Fund ~~considers~~expects private credit CLOs to be CLOs in which at least 80% of each such CLO consists of a pool of loans to companies that are privately-owned and do not issue equity securities in the public markets (“private credit CLOs,” also commonly known as “middle market CLOs”). The companies underlying these private credit CLOs can ~~to~~ be companies of any size ~~that are privately owned and do not issue equity securities in the public markets~~, although middle market CLOs are typically backed by pools of loans to small or medium-sized private companies with EBITDA values of $100 million or less. ~~Additionally,~~The Fund expects that each ~~will consider a~~ private credit CLO will~~to~~ consist of loans where~~a majority of private companies in instances where~~ at least 80%~~a majority~~ of the total companies within the CLO are private or where ~~a majority~~at least 80% of total loan amounts within the CLO are issued to private companies. The Fund may temporarily deviate from its 80% policy while deploying new capital as the result of the initial seeding of the Fund, as a result of cash creation or redemption activity, or during unusual market conditions such as a downgrade in the rating of one or more private credit CLOs.

2.	Please clarify in the disclosure and supplementally explain if the Fund intends to potentially invest up to 25% of its net assets in private credit CLOs which are rated below investment grade.

The Registrant supplementally states that the Fund will limit its investment in below investment grade investments (inclusive of private credit CLOs and broadly syndicated loan CLOs) to 25% or less. The Registrant will revise the above-mentioned disclosure as follows:

The Fund may also invest up to 25% of its net assets (plus the amount of any borrowings for investment purposes) in securities rated below investment grade by an NRSRO (inclusive of private credit CLOs and broadly syndicated loan CLOs), or, if unrated, determined by the Sub-Adviser to be of comparable quality including securities in the lowest rating categories and comparable unrated securities (commonly referred to as “high yield” or “junk bonds”).

3.	Please supplementally explain how the Fund and Adviser considered complying with requirements under Rule 22e-4 during periods of widespread credit market distress with respect to its investments in non-investment grade securities including private credit CLOs which are rated below investment grade.

The Registrant notes that, while it will limit the Fund’s investment in below investment grade investments (inclusive of private credit CLOs and broadly-syndicated loan (“BSL”) CLOs) to 25%, below investment grade securities are not necessarily illiquid. The Registrant intends to classify the Fund’s investments in accordance with the requirements of the Fund’s Rule 22e-4 policy and Rule 22e-4. Under the Fund’s Rule 22e-4 policy, the Fund’s below investment grade investment allocation will be in compliance with Rule 22e-4. Further, the Registrant notes that the Fund has the ability to satisfy redemption requests in kind in its discretion. If the Fund receives a redemption request during times of market stress, the Fund may elect to satisfy the redemption request in kind, meaning the Fund will not have to attempt to liquidate securities, including private credit CLOs rated below investment grade, during stressed markets.

4.	Please supplementally explain if, and how, the Fund and Adviser have analyzed the price volatility of indices for non-investment grade BSL CLOs or other market measures such as CDS-levels in light of recent widespread credit market distress and how the Fund and Adviser considered such an analysis in determining that the Fund can comply with its obligations under Rule 22e-4.

The Fund’s Adviser and Sub-Adviser are aware of the dynamics of the BSL CLO market, including the market for BSL CLOs rated below investment grade, but have not specifically analyzed the price volatility of indices for non-investment grade BSL CLOs or other similar market measures. As noted in response to comment 3, above, the Fund intends to limit its investment in below investment grade investments (inclusive of private credit CLOs and BSL CLOs) to 25% of assets. Further, the Registrant has set a minimum level for the Fund’s exposure investments classified as “highly liquid investments” and a maximum level of exposure to illiquid securities. The Registrant will also monitor the levels of liquidity on a regular basis to ensure that the Fund will be able to comply with Rule 22e-4. In addition, Registrant notes that the ability to satisfy redemption requests in kind should enable to Fund to respond to stressed markets in a manner that does not compromise the liquidity of the Fund.

5.	Please supplementally explain whether the Fund anticipates any capacity constraints in the Private Credit CLO Market as the Fund grows in size, that would limit the size of the Fund’s exposure to private credit CLOs, even though the Fund and the Adviser consider the current market to be sufficiently liquid, and how that might impact compliance with Rule 22e-4.

The Registrant refers the SEC to its response to Comment #2 in the Initial Letter reproduced, in part, below. The Registrant confirms that it does not anticipate any capacity constraints in the private credit CLO market due to the growing nature of the market. Further, in reference to the information below, the Registrant does not anticipate any liquidity concerns arising out of issues with the market size and notes it does not anticipate that the market size will impact compliance with Rule 22e-4.

Market Developments and Liquidity of Private Credit CLOs. Private credit CLOs are a growing part of the broader CLO market. Since 2019, the gross and net issuance of private credit CLOs rose from $11 billion to $35.5 billion year-to-date, and from $10.7 billion to $18.5 billion year-to-date, respectively (see table 1). During the same period, the number of primary dealers increased from 11 dealers to 20 dealers (see table 2). Additionally, the development of private credit CLO ETFs could result in additional private credit CLO issuance to meet increased demand for private sources of funding.

Table 1. CLO Market: New Issue Volume ($B)[1]
	BSL Gross	BSL Net	PC Gross	PC Net
2024 YTD	137.3	42.5	35.5	18.5
2023	87.3	35.7	28.4	15.4
2022	101.9	90.1	14.2	13.4
2021	166.3	97.7	23.6	18.1
2020	66.1	58.8	10.9	10.3
2019	83.7	77.2	11.0	10.7

Table 2. CLO Market: Number of Primary Dealers[2]
	BSL	PC
2024 YTD	23	20
2023	24	16
2022	21	11
2021	23	15
2020	17	11
2019	19	11

[1]	J.P. Morgan company data as of July 8, 2024.
[2]	Bloomberg company data as of October 31, 2024.

Moreover, at least 75% of the Fund’s portfolio is expected to consist of assets in private credit CLOs and broadly syndicated CLOs rated investment grade or higher, which have a more favorable liquidity profile than lower tranches. Additionally, the underlying asset base for private credit CLOs, the private debt market, has grown from $766 billion to $1.15 trillion since 2019 (see table 3), meeting the growth of this asset class as a funding source.

Table 3. Leveraged Finance Market: Size ($B)[3]
	HY Bonds	Lev Loans	Priv Debt
2023	1,303	1,397	1,158
2022	1,378	1,413	1,129
2021	1,544	1,341	1,062
2020	1,433	1,193	919
2019	1,207	1,193	766

Loan Size	Syndicated	Syndicated	Large/Mid
CLO Type	BSL	BSL	BSL/PC

Private Credit CLO Focus. The Fund will invest primarily in private credit CLOs, whereas other existing ETFs invest primarily in BSL CLOs. While the structure of private credit CLOs and BSL CLOs are similar, private credit CLOs focus on investing in middle market loans to mid-sized private companies (typically EBITDA < $100mm), and broadly syndicated loan (“BSL”) CLOs loans focus on investing in broadly syndicated leveraged loans and invest across leveraged loans, large private loans, and high yield bonds. Although the liquidity of BSL CLO tranches is currently greater than that of private credit CLO tranches, the latter has seen uptick in secondary activity, which could presumably continue to improve as this market matures, and APs expect for there to be an active and increasingly liquid market for private credit CLOs, similar to BSL CLOs.

Market Interest. In structuring in the Fund, the Advisers took into account the likelihood of APs’ ability and willingness to maintain a market in the Fund’s shares. In the Advisers’ conversations with APs, APs indicated that there has been growth in the number of primary dealers in the private credit CLO space. Based on the Advisers’ observations of the market as well as expressed interest from the AP community in supporting this product and asset class, the Advisers believe that the arbitrage mechanism for the Fund will function effectively.

6.	Please supplementally explain how the Fund will monitor market capacity as new participants enter the market.

The Registrant will continuously monitor market capacity and new participants as part of its overall monitoring of the private credit CLO market. As noted in response to Comment #5 above, the Registrant does not anticipate any issues to the Fund due to market capacity or new participants.

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Please do not hesitate to contact me at (415) 315-6328 if you have any comments or if you require additional information regarding the Fund.

Sincerely,

/s/ Edward B. Baer

Edward B. Baer

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